January 12, 2010
VIA FACSIMILE
Ms. Kathryn S. McHale
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Midwest Banc Holdings, Inc.
Registration Statement on Form S-4 (File No. 333-160985)
Dear Ms. McHale:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Securities Act”), Midwest Banc Holdings, Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective on, January 13, 2010, at 5:00 p.m. (Eastern Standard Time), or as soon thereafter as is practicable.
     In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the Registration Statement, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such request may be made by any officer of the Registrant or by any lawyer with Vedder Price P.C.
     The Registrant confirms that it is aware of its obligations under the Securities Act. In addition, the Registrant hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Ms. Kathryn S. McHale
January 12, 2010

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant respectfully requests that the Commission notify John T. Blatchford at Vedder Price P.C. at (312) 609-7605 upon acceleration of effectiveness of the Registration Statement.
Very truly yours,
MIDWEST BANC HOLDINGS, INC.
/s/ JoAnn Sannasardo Lilek
JoAnn Sannasardo Lilek
Executive Vice President
and Chief Financial Officer

cc:	Timothy Sullivan, Hinshaw & Culbertson, LLP
Daniel C. McKay, II, Vedder Price P.C.
John T. Blatchford, Vedder Price P.C.
Jennifer Durham King, Vedder Price P.C.